NEWS RELEASE

FOR IMMEDIATE RELEASE — September 17, 2004
FOR:	PETROKAZAKHSTAN INC.
SUBJECT:	Resignation of Chief Financial Officer

CALGARY, Alberta — Bernard Isautier, President and Chief Executive Officer of PetroKazakhstan Inc. (the "Corporation") announces the resignation of Nicholas Gay, Senior Vice President and Chief Financial Officer of the Corporation, effective November 1, 2004.

Mr Gay has indicated that he wishes to pursue a new career opportunity as President and Chief Executive Officer of a new International Oil and Gas company, Taghmen Energy Limited, which is head quartered in the UK and which has an initial focus on Latin America.

Mr. Isautier said: "Nicholas has been a key contributor to the growth and success of PetroKazakhstan and we all will miss him. However, we respect his decision and wish him continued success in his new position."

PetroKazakhstan is a vertically integrated, international energy company, celebrating its seventh year of operations in the Republic of Kazakhstan. It is engaged in the acquisition, exploration, development and production of oil and gas, refining of oil and the sale of oil and refined products.

PetroKazakhstan shares trade in the United States on the New York Stock Exchange, in Canada on The Toronto Stock Exchange, in the United Kingdom on the London Stock Exchange and in Germany on the Frankfurt exchange under the symbol PKZ. The Company’s website can be accessed at www.petrokazakhstan.com.

 The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

For further information please contact:

Ihor P. Wasylkiw Vice President Investor Relations +1 (403) 221-8658 +1 (403) 383-2234 (cell)	Jeffrey D. Auld Manager Investor Relations - Europe + 44 (1753) 410-020 + 44 79-00-891-538 (cell)

Suite #1460 Sun Life Plaza North Tower 140 - 4th Avenue S.W. Calgary, Alberta, Canada T2P 3N3

Telephone (403) 221-8435 Fax: (403) 221-8425